

CJS Securities, Inc.
"New Ideas for the New Year"
Investor Conference
January 12, 2006



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the conference today will include forward-looking statements relating to our sales, income from operations, adjusted income from operations, net income, net income per share, adjusted net income per share, our worldwide markets and our growth in relation to end markets we serve. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of Hawk's control. We do not assume any obligation to update these forward-looking statements.

This presentation includes certain non-GAAP measures as defined by SEC rules. A reconciliation of those measures to a comparable GAAP equivalent is available within or at the end of this presentation.

Investment Highlights

- Leading provider of friction products and powder metal precision component parts to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- 30% of sales generated from stable OEM and direct aftermarket

- Long standing blue chip customer relationships: 20+ years

- No significant customer, SKU or end-market concentrations

- Approximately $2.0 million annualized cost savings from plant move to be achieved beginning in 2006

- Significant management ownership: 33% of common shares

HAWK CORPORATION

Hawk serves some of the world's best known companies



CATERPILLAR®

ABSC
AIRCRAFT BRAKING SYSTEMS CORPORATION

EATON

GOODRICH

Electrolux

MTD
For A Growing World™

JOHN DEERE

Hydro-Gear®

PEPBOYS AUTO
Parts, Service and So Much More

MOTOR HARLEY-DAVIDSON COMPANY

CNH

DANA

HAWK™ CORPORATION

Revenues by Market
9 months September 30, 2005



5

Friction Products Group

  

Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Truck
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Military

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK CORPORATION

FPG Market Position

($ in Millions)

Market	Size	2004 Hawk Sales	Competition	Customers
Off-Highway	$300	$80.3	- Raytech - Dynax - Borg-Worner	- Caterpillar - Deere - Dana - ZF Sachs - Allison
Aircraft	$75	$24.0	Honeywell	- Goodrich - ABS - Parker Hannifin
On-Highway	$170	$21.1	Miba	- Eaton - ZF Sachs
Specialty	$180	$22.9	- Miba - Carbonne - Toshiba	- Hayes/Harley - Military Humvee - Bombardier - Arctic Cat - Pep Boys

Hawk Precision Components

  

Conversioneering™ of components for pumps, motors, transmissions, brakes and other engineered products

Products	Markets
Powder metal components	Lawn and garden
Metal injection molded (MIM) powder metal components	Fluid Power
	Agricultural
	Truck
	Appliance
	Telecom

Technologies to improve strength, dimensional control and complex shapes

HPCG Market Position

($ in Millions)

Market	Size	2004 Hawk Sales	Competition	Customers
Industrial PM	$1,500	$64.0	- Burgess Norton - GKN - Keystone	- Hydro-Gear - Parker Hannifin - MTD - Stihl
Automotive PM	$3,500	$12.3	- GKN - Stackpole	- Autoliv - Deuer - Second tier suppliers
Metal Injection Molding	$150	$2.3	- Phillips - Thermat - AFT - Parmatech	- Filtronic (Nokia) - Rigid Tool - Hydro-Gear - Whirlaway - Snap-On

Hawk Racing

  

Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street

Manufacturer of high performance clutch and drive train components for motorsport applications

Tulsa Relocation Project

- Oklahoma facility complete and production has commenced
  - *Plant in full production*
  - *Brook Park, OH facility operations ceased as of October 2005*
- Total of $5.3 million of restructuring costs to be incurred in full year 2005
  - *Approx. $1.0 million of costs to be incurred in 4th qtr of 2005*
- Annualized cost savings of approximately $2.0 million to begin in 2006
- Additional savings to be achieved in 2006 from the elimination of plant inefficiencies and overhead duplication

Market recovery and NPI's drive sales increase...



Quarterly Sales ($M)

3rd qtr 2005 sales increased 5.7%

4th qtr adjusted operating loss impacted by Tulsa plant start-up costs and inefficiencies



Quarterly adjusted operating income ($M)

Legend: 2003, 2004, 2005

2006 projected operating results

(in millions)	12/31/2003	12/31/2004	12/31/2005 est [1]	12/31/2006 Guidance [1]
Net sales	$202.6	$241.2	$267.0	$298.0 – $300.0
Income from operations	$10.9	$17.3	$9.4	$24.0 – $25.0
Non-recurring costs	1.9	1.8	6.0	0.0
Adjusted income from operations	$12.8	$19.1	$15.4	$24.0 – $25.0
Deprec & amort	$10.9	$10.8	$11.2	$13.0
Adjusted EPS				$0.80 - $0.90

1. Per Hawk Corporation press release dated December 19, 2005

Attractive Enterprise Valuation

Current stock price		$13.76
Shares outstanding		9.3 million
Equity market cap		$128.0 million
Net debt	$108.8 million	
Enterprise value (EV)		$236.8 million
EV/2006e Revenues	$300.0 million	0.79x
EV/2006e Adjusted operating income	$25.0 million	9.5x

Opportunities for 2006

- Continued end-market sales growth

- Plant-move annualized savings of approximately $2.0 million beginning in 2006

- Elimination of 2 plant operation inefficiencies and duplicate overheads

- Earnings contribution from HPCG new technologies

- Direct aftermarket sales growth focus continues

- Improved results from China operations

HAWK
CORPORATION

Investment Highlights

- Leading provider of friction products and powder metal precision component parts to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- 30% of sales generated from stable OEM and direct aftermarket

- Long standing blue chip customer relationships: 20+ years

- No significant customer, SKU or end-market concentrations

- Approximately $2.0 million annualized cost savings from plant move to be achieved beginning in 2006

- Significant management ownership: 33% of common shares

HAWK CORPORATION



Reconciliation of adjusted operating income

	2003	2004	2005E*	2006 guidance*
Operating Income, as reported (GAAP)	$10.9	$17.3	$9.4	$24.0 – 25.0
Restructuring costs		1.1	5.3	
Other non-recurring costs, net	1.9	0.7	0.7	
Adjusted Operating Income	**$12.8**	**$19.1**	**$15.4**	**$24.0 – 25.0**
Depreciation & Amortization	$10.9	$10.8	$11.2	$13.0

* Per Hawk Corporation press release dated December 19, 2005

19

HAWK
CORPORATION